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                              August 3, 2021

       Jonathon M. Singer
       Chief Financial and Operating Officer
       Surgalign Holdings, Inc.
       520 Lake Cook Road , Suite 315
       Deerfield, Illinois 60015

                                                        Re: Surgalign Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 16,
2021
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2021
                                                            Filed May 10, 2021
                                                            File No. 001-38832

       Dear Mr. Singer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       2020 Compared to 2019
       Costs of Goods Sold , page 38

   1. We note that you present costs of goods sold adjusted for the impact of one-time purchase accounting step-up and
inventory write-offs. Please note that this disclosure creates a non-
                                                        GAAP measure under Item
10(e) of Regulation S-K. Accordingly, please revise future
                                                        filings to provide the
disclosures required by Item 10(e) of Regulation S- K or revise the discussion to avoid
presentation of the non-GAAP measure, costs of goods sold adjusted for the impact of
one-time purchase accounting step-up and inventory write-offs.
 Jonathon M. Singer
FirstName   LastNameJonathon M. Singer
Surgalign Holdings, Inc.
Comapany
August      NameSurgalign Holdings, Inc.
        3, 2021
August
Page 2 3, 2021 Page 2
FirstName LastName
Non-GAAP Financial Measures , page 41

2. Please tell us and revise future filings to explain your basis for including the net change in your valuation allowance in your adjusted net loss. Refer to Compliance and Disclosure
         Interpretation 100.04.
Exhibits and Financial Statement Schedules, page 54

3. The consent of Deloitte & Touche LLP included in Exhibit 23.1 refers to RTI Surgical
         Holdings, Inc. Please amend your filing to have Deloitte & Touche LLP provide a consent that refers to the correct registrant.
2. Summary of Significant Accounting Policies
Inventories, page 71

4. You state that inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Please tell us why you believe your accounting policy is consistent with ASC 330-10-35-1B.
Notes to the Consolidated Financial Statements
6. Revenue from Contracts with Customers
Disaggregation of Revenue, page 78

5. Please tell us why disclosure of revenues by each product or group of similar products is not required to be disclosed pursuant to ASC 280-10-50-40. In this respect, we note on page 33 that you estimate that your current portfolio addresses nearly 87% of all surgeries utilizing spinal hard implants and approximately 70% of the biomaterials used in spine-
         related uses.
9. Holo Surgical Acquisition, page 82

6. We note that you have accounted for the Holo Surgical transaction as an asset acquisition.
         Please address the following:
             Tell us why your accounting treatment for contingent consideration in the Holo
             Surgical asset acquisition is appropriate. In this regard, please address if the contingent consideration is a derivative under ASC 815, including a thorough analysis thereof. If the contingent consideration is not a derivative, please tell us why accounting under ASC 450 is not appropriate.
             You include Holo Surgical in your disclosure on page 70 as a wholly-owned subsidiary. Please tell us why that disclosure is appropriate if the acquisition has been accounted for as an asset acquisition.
 Jonathon M. Singer
Surgalign Holdings, Inc.
August 3, 2021
Page 3
Form 10-Q for the Quarterly Period Ended March 31, 2021

Item 6 - Exhibits, page 33

7. We note that your Section 906 certifications refer to RTI Surgical Holdings, Inc. Please amend the filing to provide corrected Section 906 certifications that refer to the correct registrant.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Atallah at (202) 551-3663 or Mary Mast, Senior Accountant, at (202)
551-3613 with any questions.



FirstName LastNameJonathon M. Singer                           Sincerely,
Comapany NameSurgalign Holdings, Inc.
                                                               Division of
Corporation Finance
August 3, 2021 Page 3                                          Office of Life
Sciences
FirstName LastName